Mail Stop 3561

February 17, 2010

Via Fax & U.S. Mail

Mr. James B. Perry
Chief Executive Officer
Isle of Capri Casinos Inc.
600 Emerson Road
Suite 300
Saint Louis, Missouri 63141

   Re: **Isle of Capri Casinos Inc.**
     Form 10-K for the year ended April 26, 2009
     Filed June 24, 2009
     File No. 0-20538

Dear Mr. Perry:

We have reviewed your filing and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Critical Accounting Policies, page 39

1. We note your section on critical accounting policies. It appears that the items included are a mere repetition of the information in your Summary of Significant Accounting Policies. Pursuant to FR-60, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In making disclosures under FR-60, registrants need not repeat information that is already included in the financial statements or other sections of the filing. For example, we note that you recorded impairment charges in each of the two most recent periods at certain properties as a result of reduced consumer spending, overall economic environment, and smoking ban, among others. In this regard, we believe you should expand your critical accounting policy to discuss in greater detail the significant estimates and assumptions used by management in determining impairment and cash flow projections. Please revise accordingly.

Consolidated Statements of Operations, page 49

2. We note that increases/decreases in the pari-mutuel, food and beverage, and other category have been affected by consumer spending in the past two years. It is not clear from the disclosure whether pari-mutuel revenues and expenses were impacted differently than food and beverage. Supplementally confirm with us that at the end of each reporting period, if a source of revenue included in this line item exceeds 10% of the your total revenues, the revenues and expenses from these operations will be separately reflected on the face of the consolidated statement of operations in accordance with the guidance in Rule 5-03(b)(1)-(2) of Regulation S-X.

Note 2-Summary of Significant Accounting Policies

3. We note your disclosure that you view each property as an operating segment and that you have aggregated all such operating segments into one reporting segment. We also note your discussion in MD&A regarding your results of operations for your different properties and different regions, they are affected by different environmental factors and having diverse operating margins. Please tell us and expand your disclosure to indicate why you believe that these regions or properties meet the criteria for aggregation outlined in ASC 280-10-50-11 (paragraph 17 of SFAS No. 131). As part of your response, please explain in detail how your chief operating decision maker analyzes the Company's results for purposes of making decisions about resources to be allocated and for assessing performance and why the aggregated operations have "similar economic characteristics" as required by ASC 280-10-50-11 (paragraph 17 of SFAS No. 131). We may have further comment upon receipt of your response.

Note 4. Acquisitions, page 59, and

Note 7. Valuation Charges, page 61

4. We note that during 2009 you finalized your purchase accounting for the 43% minority membership interest in your Black Hawk, Colorado subsidiaries, for $64.8M. Based on your disclosure, it appears that after completion of third party valuations of the assets acquired, the final allocation included an $8M reduction in assets, and an increase of $10M and $12.5M in intangible assets and goodwill, respectively. Please advise us as to the circumstances that lead to such a significant change in original allocations. We may have further comment upon reviewing your response.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 44

5. We note that only a portion of your variable rate debt is hedged against interest rate fluctuations through swap agreements. Please expand your disclosure to provide a brief sensitivity analysis that expresses the potential loss in future earnings, fair values, or cash flows resulting from one or more selected hypothetical changes in interest rates. See Item 305 (ii) of Regulation S-K for further guidance.

Form 10-Q for the period ended October 25, 2009

Note 11. Contingencies, page 13

6. We note that the outcome related to your Lady Luck Gaming Corporation is still in doubt and cannot be predicted with any degree of certainty. We also note that you increased your accrued liability from $9.8M at April 26, 2009, to $10.2 M at October 25, 2009. Please disclose an estimate of the range of loss in accordance with ASC 450-25-5 (paragraph 10 SFAS 5). If the range of loss cannot be estimated, state that such an estimate cannot be made. Revise or advise accordingly.

Liquidity and Capital Resources, page 25

7. We note that you issued a Press Release on January 14, 2010 indicating that you are currently negotiating your senior credit agreement to restructure the financial covenants of your senior credit facility. Please advise us and discuss in future filings the potential impact of these negotiations on your liquidity.

Definitive Proxy Statement on Schedule 14A

Annual Non-Equity Incentive Plan, page 19

8. Please disclose the reasons the board determined that Operating Free Cash Flow growth was the appropriate criteria for Mr. Perry, Mr. Black, and Ms. McDowell, while the appropriate criteria for Mr. Burgess and Mr. Burkhalter was budgeted consolidated EBITDA.

9. Please disclose the targeted Operating Free Cash Flow growth and budgeted consolidated EBITDA, as applicable, for each executive officer.

10. Please disclose the portion of each executive's bonus that was "banked" and explain how the board determined the banked amount.

11. Please provide the material factors that the board considered in determining that Mr. Burgess and Mr. Burkhalter should be paid bonuses at target level even though they did not meet their performance goals. Specifically address what "individual performance" measures you considered.

12. We note that you state that the committee has discretion to "increase the amount actually paid by up to 25% of the bonus amount based on individual performance." Disclose the "individual performance" measures you consider in exercising this discretionary authority. Also revise to clarify, if true, that the committee has discretion to award bonuses at targeted levels based on individual performance even if executives do not meet their objective performance goals.

Long Term Incentives, page 20

13. We note that the committee granted restricted stock awards and cash to the named executive officers based on "performance." Please disclose the basis for each executive's total compensation award and explain the material factors that Mr. Perry considered in determining a dollar value for each award. Include any objective performance measure and formula used, if applicable.

Summary Compensation Table, page 25

14. We note that amounts were paid under your annual non-equity incentive bonus plan. Please disclose the basis for each executive's award. Include the EBITDA and Operating Free Cash flow achieved in fiscal year 2009 and any formula used to determine the amount awarded to each executive, if applicable.

Other

15. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or Jean Yu, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3490 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Dale R. Black, CFO
(314) 813-9480